Filed by Tiberius Acquisition Corporation

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Tiberius Acquisition Corporation

Commission File Number: 001-38422

Date: February 27, 2020

Tiberius Acquisition Corporation Announces Record and Meeting Dates for Special Meeting to Approve One-Month Extension to Complete Business Combination

Special Meeting to be Cancelled if Business Combination is Completed by March 20, 2020

NEW ORLEANS, Louisiana, United States, Feb. 27, 2020 (GLOBE NEWSWIRE) -- Tiberius Acquisition Corporation (NASDAQ: TIBR) (“Tiberius”), a special purpose acquisition company, today announced that it will hold a special meeting of stockholders at which its stockholders will be asked to consider and vote upon a proposal to amend the amended and restated certificate of incorporation of Tiberius (the “Charter”) to extend the date (the “Extension”) by which Tiberius is required to consummate its initial business combination from March 20, 2020 until April 20, 2020 (the “Extension Amendment Proposal”).  The Extension is being sought to provide additional time for the closing of the proposed business combination (the “Business Combination”) between Tiberius and International General Insurance Holdings Limited (“IGI”) but will only be implemented if additional time is required to complete the Business Combination.  IGI has previously reported receipt of regulatory approval from the UK Prudential Regulation Authority (PRA), Financial Conduct Authority (FCA), Bermuda Monetary Authority (BMA) and Dubai Financial Services Authority (DFSA) in connection with the Business Combination. Tiberius expects to close the Business Combination on March 17th. The Extension provides additional time in the unlikely event that it is needed to execute the closing.

If Tiberius’s stockholders approve the Business Combination at the separate special meeting of stockholders (the “Business Combination Meeting”) and the other conditions to the Business Combination are then satisfied or will be satisfied or waived on or before March 20, 2020, then Tiberius intends to complete the Business Combination on or before such date.  If Tiberius completes the Business Combination on or before March 19, 2020, it will cancel the special meeting and will not implement the Extension. If Tiberius completes the Business Combination on March 20, 2020, it will not implement the Extension. Tiberius intends to hold the special meeting to approve the Extension Amendment Proposal and file the proposed amendment to the Charter only if it has determined as of the time of the special meeting that it may not be able to complete the Business Combination on or before March 20, 2020.

Tiberius’s stockholders that have elected to redeem their public shares of Tiberius in connection with the Business Combination Meeting and also desire to have such shares redeemed in connection with the special meeting do not need to take any additional action as such shares will be automatically submitted for redemption in connection with the special meeting. However, Tiberius’s stockholders that have not elected to redeem their public shares of Tiberius in connection with the Business Combination Meeting may elect to redeem such shares in connection with the special meeting.

The special meeting will be held at 10:00 am ET on March 19, 2020 at the offices of Ellenoff Grossman & Schole LLP, 1345 Avenue of the Americas, 11th Floor, New York, NY 10105. Stockholders of record as of February 14, 2020 (the “Record Date”) will be entitled to attend and vote at the special meeting.

In connection with the special meeting, Tiberius filed a preliminary proxy statement with the U.S. Securities and Exchange Commission (the “SEC”) on February 27, 2020 and intends to file other relevant materials with the SEC, including a definitive proxy statement. Tiberius’s stockholders and other interested persons are advised to read the preliminary proxy statement and any amendments thereto, and other relevant materials to be filed in connection with the special meeting with the SEC, including, when available, a definitive proxy statement, as these materials will contain important information about the special meeting. When available, the definitive proxy statement and other relevant materials for the special meeting will be mailed to the stockholders of Tiberius as of the Record Date. Stockholders are also able to obtain copies of the preliminary proxy statement and other relevant materials filed with the SEC, and will also be able to obtain, once available, the definitive proxy statement and other relevant materials filed with the SEC, without charge, at the SEC’s web site at www.sec.gov, or by directing a request to: Tiberius Acquisition Corporation, 3601 N Interstate 10 Service Rd W, Metairie, Louisiana 70002, Attention: Bryce Quin.

About IGI:

IGI is a leading international specialist commercial insurer and reinsurer, underwriting a diverse portfolio of specialty lines. Established in 2001, IGI is an entrepreneurial business with a worldwide portfolio of energy, property, construction & engineering, ports & terminals, financial institutions, casualty, legal expenses, general aviation, professional indemnity, marine liability, political violence, forestry and reinsurance treaty business. Registered in the Dubai International Financial Centre with operations in Bermuda, London, Amman, Labuan and Casablanca, IGI always aims to deliver outstanding levels of service to clients and brokers. IGI is rated “A” (Excellent) with a Stable outlook by AM Best and “A-” with a Stable outlook by S&P Global Ratings. For more information about IGI, please visit www.iginsure.com.

About Tiberius:

Tiberius is a blank check company with over $200 million of capital in trust and forward purchase commitments and is led by Michael Gray and Andrew Poole. Tiberius was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, recapitalization, reorganization, or similar business combination with one or more target businesses in the insurance sector. The executives and Board of Directors of Tiberius have greater than 140 years of public company operational, regulatory and insurance public company leadership. For more information about Tiberius, please visit www.tiberiusco.com.

Important Information About the Proposed Transaction and Where to Find It:

In connection with the proposed transaction, International General Insurance Holdings Limited (“IGI Holdings”) has filed a registration statement on Form F-4 (the “F-4”) with the Securities and Exchange Commission (the “SEC”) which includes a prospectus with respect to IGI Holdings’ securities to be issued in connection with the proposed business combination and a proxy statement with respect to Tiberius’s special meeting of stockholders at which Tiberius’s stockholders will be asked to vote on the proposed transaction. Tiberius’s stockholders and other interested persons are advised to read the F-4 and the amendments thereto and other information filed with the SEC in connection with the proposed transaction, as these materials contain important information about IGI, Tiberius, and the proposed transaction. The proxy statement contained in the F-4 and other relevant materials for the proposed transaction are being mailed to stockholders of Tiberius as of the Record Date. Stockholders also are able to obtain copies of the F-4 and other documents filed with the SEC, without charge at the SEC’s website at www.sec.gov, or by directing a request to: Tiberius Acquisition Corp., 3601 N Interstate 10 Service Rd W, Metairie, LA 70002.

Participants in the Solicitation:

Tiberius, IGI, IGI Holdings and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from Tiberius’s stockholders with respect to the proposed transaction. A list of the names of Tiberius’s directors and executive officers and a description of their interests in Tiberius is contained in Tiberius’s annual report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Tiberius Acquisition Corp., 3601 N Interstate 10 Service Rd W, Metairie, LA 70002, Attention: Bryce Quin. Additional information regarding the interests of such participants is contained in the F-4.

IGI and certain of its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Tiberius in connection with the proposed transaction. A list of the names of such directors and executive officers is included in the F-4.

No Offer or Solicitation:

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements:

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the businesses of Tiberius, IGI and IGI Holdings may differ from their actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, expectations with respect to future performance, projected financial information, statements regarding the anticipated financial impact of the proposed transaction, the satisfaction of the closing conditions to the proposed transaction, including without limitation receipt of all required regulatory approvals, and the timing of the completion of the proposed transaction. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of Tiberius, IGI, and IGI Holdings and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement, (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination agreement and the transactions contemplated therein; (3) the inability to complete the proposed transaction, including due to failure to obtain approval of the stockholders of Tiberius or other conditions to closing in the business combination agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the business combination agreement or could otherwise cause the transaction to fail to close; (5) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the proposed transaction; (6) the inability to obtain or maintain the listing of the post-acquisition company’s common shares on Nasdaq in connection with or following the closing of the proposed transaction; (7) the risk that the proposed transaction disrupts current plans and operations as a result of the announcement and consummation of the proposed transaction; (8) the potential inability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the proposed transaction; (10) changes in applicable laws or regulations; (11) the demand for IGI’s and the combined company’s services together with the possibility that IGI or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the proxy statement relating to the proposed transaction, including those under “Risk Factors” therein, and in Tiberius’s and IGI Holdings’ other filings with the SEC. The foregoing list of factors is not exclusive. In addition, any financial projections issued by the parties are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of Tiberius and IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such financial projections. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. Tiberius, IGI, and IGI Holdings do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based.

Tiberius Acquisition Investor Contact:
Andrew Poole, Chief Investment Officer
apoole@tiberiusco.com

International General Insurance Investor Contact:
Robin Sidders, Head of Investor Relations
+ 44 (0) 20 7220 4937
Robin.Sidders@iginsure.com

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